Exhibit 99.1

Alcon®

For immediate release

Alcon’s Third Quarter Earnings Rise
26.9 Percent on 16.5 Percent Sales Growth

HÜNENBERG, Switzerland, October 20, 2004 – Alcon, Inc. (NYSE: ACL) reported global sales of $958.1 million for the third quarter of 2004, an increase of 16.5 percent over global sales in the third quarter of 2003, or 13.3 percent excluding the impact of foreign exchange fluctuations. Net earnings for the third quarter of 2004 increased 26.9 percent to $194.3 million, or $0.62 per share on a diluted basis, compared to $153.1 million, or $0.49 per share, for the third quarter of 2003.

        Cary Rayment, Alcon’s President and Chief Executive Officer commented, “This quarter reinforced our market leadership and the value of the many sales drivers we have in our portfolio. We are early into a new product cycle for many of these important products and expect to see healthy growth from them for many years to come. As this quarter also demonstrated, with our established manufacturing, distribution and sales infrastructure in place around the world, we expect to consistently translate this growth to faster profit growth.”

Sales Highlights

        Highlights of sales for the third quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2003.

o	U.S. sales grew 15.0 percent to $499.9 million, accounting for 52.2 percent of total sales.
o	International sales grew 18.1 percent to $458.2 million, accounting for 47.8 percent of total sales. International sales growth was aided by a favorable currency environment, although constant currency growth was still 11.4 percent.
o	Pharmaceutical sales grew 20.1 percent and contributed 39.3 percent of total sales.
o	Sales of glaucoma products increased 26.3 percent, led by a 52.2 percent rise in sales of Travatan® ophthalmic solution, which continued to build share on a global basis.
o	Sales of allergy products, including Patanol® ophthalmic solution, rose 31.1 percent. Changes in U.S. wholesaler inventories had a large positive impact on sales growth. In 2003, U.S. wholesaler inventories declined during the third quarter, negatively influencing sales, while in 2004 they had a neutral impact on sales in the quarter. Furthermore, less severe allergy seasons in 2004 and increased competitive product sampling has led to slower year-to-date growth in U.S. prescriptions for ocular allergy treatments than in 2003.
o	Sales of infection/inflammation products rose 13.4 percent as the growth in sales of Vigamox™ solution more than offset declines in Ciloxan® ophthalmic solution, which lost patent protection in the second quarter of 2004. Increased sales of Tobradex® ophthalmic suspension and ointment also added to overall category growth.
o	Continued market share gains by Ciprodex® otic suspension led to a 51.5 percent increase in sales of otic products.
o	Surgical sales rose 15.2 percent to $438.5 million, accounting for 45.8 percent of total sales.
o	Sales of intraocular lenses increased 17.7 percent to $139.6 million. Sales growth was attributable to market hare gains, conversion from multi-piece to single-piece intraocular lenses and continued physician adoption of the AcrySof® Natural lens, which accounted for 38 percent of intraocular lenses sold by Alcon in the U.S. in September, 2004.
o	Sales of cataract and vitrectomy products rose 15.1 percent, with shipments of the Infiniti® cataract removal system a key driver of growth in this sector.
o	Refractive revenue declined 1.2 percent as growth in procedures and conversion to higher-priced custom procedures almost overcame lower sales of equipment.
o	Consumer eye care sales increased 11.4 percent, accounting for 14.9 percent of total sales.
o	Expanded global distribution of Systane® lubricant eye drops and share gains in existing markets, contributed strongly to a 25.4 percent growth in sales of artificial tears.

Earnings Highlights

        Highlights of earnings for the third quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2003.

o	Gross profit margin increased 1.9 percentage points to 74.1 percent of sales, due to higher production volumes, manufacturing efficiencies and product mix.
o	Selling, general and administrative expenses rose 16.8 percent, primarily as a result of higher promotion and marketing expenses, increased provisions for professional fees and other expenses. SG&A expenses as a percent of sales were 32.4 percent, up slightly from 32.3 percent in 2003.
o	Research and development expenses rose 16.5 percent, mostly because of the execution of a development and license agreement for a new compound it plans to develop to treat retinal disease. As a percent of sales, R&D expenses were constant at 10.6 percent of sales.
o	Led primarily by the increase in gross margins, operating profit increased 23.3 percent to $277.0 million, or 28.9 percent of sales, compared to 27.3 percent of sales in 2003.
o	Net interest expense declined $4.1 million to $0.8 million in the quarter due mostly to lower debt levels.

Research and Development Update

        Summarized below are updates on key research and development activities.

o	Alcon acquired a license for a new compound in the third quarter of 2004 to complement its internal development activities related to therapies for retinal diseases. The company intends to develop this compound, which is a receptor tyrosine kinase inhibitor, as a treatment for macular degeneration and macular edema. It may also research this compound to treat other retinal diseases.
o	The company filed a new drug application in Japan for Travatan® ophthalmic solution.
o	Alcon received an approvable letter from the U.S. Food and Drug Administration (FDA) for its investigational glaucoma drug, Extravan™ ophthalmic pharmaceutical preparations. After meeting with the FDA to clarify what is required to gain final approval of this drug, the company has begun to organize an additional clinical trial to support its application.
o	After the end of the third quarter, the company reported data on its Phase III clinical trial for RETAANE® 15mg (anecortave acetate for depot suspension). In the study, the percentage of patients who maintained vision (defined as less than a three line loss in logMAR visual acuity) when treated per protocol with anecortave acetate was 45 percent, compared to 49 percent for photodynamic therapy. Although this result did not meet the primary non-inferiority endpoint of the clinical study, these overall results indicate that the two therapies are not statistically different from each other. Analysis of the data continues and the company plans to file a new drug application for the drug by the end of 2004.
o	Over 750 patients have been enrolled in the two risk reduction clinical trials on RETAANE®. The company expects to enroll the full complement of 2,500 patients for the trials by the end of 2005. Once fully enrolled, these studies are expected to last four years.

Financial Guidance

        Financial guidance for the full year 2004 is provided below.

o	Sales are expected to be between $3,850 million and $3,900 million.
o	Diluted earnings per share are expected to be between $2.52 and $2.55. This range excludes $0.18 per share in tax benefits realized in the second quarter of 2004. Diluted earnings per share, including the impact of these tax benefits, are expected to be between $2.70 and $2.73.

Company Description

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Ciprodex®, which is the property of Bayer, AG and licensed to Alcon.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Sales	$ 958.1	$ 822.7	$ 2,960.9	$ 2,555.2
Cost of goods sold	248.6	228.3	812.6	748.7

Gross profit	709.5	594.4	2,148.3	1,806.5
Selling, general and administrative	310.1	265.4	913.2	820.7
Research and development	101.8	87.4	282.0	254.9
Amortization of intangibles	20.6	17.0	51.8	51.0

Operating income	277.0	224.6	901.3	679.9
Other income (expense):
Gain (loss) from foreign currency, net	1.4	0.3	(1.8)	1.9
Interest income	5.7	4.7	15.9	13.8
Interest expense	(6.5)	(9.6)	(19.8)	(32.6)
Other	(0.1)	--	(0.1)	0.1

Earnings before income taxes	277.5	220.0	895.5	663.1
Income taxes	83.2	66.9	211.0	201.6

Net earnings	$ 194.3	$ 153.1	$ 684.5	$ 461.5

Basic earnings per common share	$ 0.64	$ 0.50	$ 2.24	$ 1.50

Diluted earnings per common share	$ 0.62	$ 0.49	$ 2.20	$ 1.49

Basic weighted average common shares	305,519,598	307,963,762	305,909,907	307,935,416
Diluted weighted average common shares	311,019,235	311,491,817	310,941,464	310,415,208

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended September 30,
	2004	2003	%Change	Foreign Currency %Change	%Change in Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 226.5	$ 188.6	20.1%	--%	20.1%
Surgical	200.7	181.8	10.4	--	10.4
Consumer eye care	72.7	64.2	13.2	--	13.2

Total United States Sales	499.9	434.6	15.0	--	15.0

International:
Pharmaceutical	149.9	124.9	20.0	6.2	13.8
Surgical	237.8	198.8	19.6	7.3	12.3
Consumer eye care	70.5	64.4	9.5	5.2	4.3

Total International Sales	458.2	388.1	18.1	6.7	11.4

Total Global Sales	$ 958.1	$ 822.7	16.5%	3.2%	13.3%

PRODUCT SALES
Infection/inflammation products	$ 138.8	$ 122.4	13.4%
Glaucoma products	134.9	106.8	26.3
Allergy products	70.9	54.1	31.1
Otic products	54.1	35.7	51.5
Other pharmaceuticals/rebates	(22.3)	(5.5)	N/M

Total Pharmaceutical	376.4	313.5	20.1	2.5%	17.6%

Intraocular lenses	139.6	118.6	17.7
Cataract/vitreoretinal products	282.4	245.3	15.1
Refractive products	16.5	16.7	(1.2)

Total Surgical	438.5	380.6	15.2	3.8	11.4

Contact lens disinfectants	79.5	72.1	10.3
Artificial tears	36.5	29.1	25.4
Other	27.2	27.4	(0.7)

Total Consumer Eye Care	143.2	128.6	11.4	2.6	8.8

Total Global Sales	$ 958.1	$ 822.7	16.5%	3.2%	13.3%

      N/M — Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Nine months ended September 30,
	2004	2003	%Change	Foreign Currency %Change	%Change in Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 746.1	$ 645.1	15.7%	--%	15.7%
Surgical	578.1	527.2	9.7	--	9.7
Consumer eye care	210.3	200.0	5.2	--	5.2

Total United States Sales	1,534.5	1,372.3	11.8	--	11.8

International:
Pharmaceutical	449.9	363.2	23.9	7.8	16.1
Surgical	763.4	632.2	20.8	9.2	11.6
Consumer eye care	213.1	187.5	13.7	7.2	6.5

Total International Sales	1,426.4	1,182.9	20.6	8.5	12.1

Total Global Sales	$ 2,960.9	$ 2,555.2	15.9%	3.9%	12.0%

PRODUCT SALES
Infection/inflammation products	$ 440.9	$ 388.6	13.5%
Glaucoma products	394.6	314.7	25.4
Allergy products	268.9	230.1	16.9
Otic products	138.8	98.0	41.6
Other pharmaceuticals/rebates	(47.2)	(23.1)	N/M

Total Pharmaceutical	1,196.0	1,008.3	18.6	2.8%	15.8%

Intraocular lenses	429.7	362.7	18.5
Cataract/vitreoretinal products	863.6	742.4	16.3
Refractive products	48.2	54.3	(11.2)

Total Surgical	1,341.5	1,159.4	15.7	5.0	10.7

Contact lens disinfectants	229.9	214.6	7.1
Artificial tears	104.9	87.3	20.2
Other	88.6	85.6	3.5

Total Consumer Eye Care	423.4	387.5	9.3	3.5	5.8

Total Global Sales	$ 2,960.9	$ 2,555.2	15.9%	3.9%	12.0%

      N/M — Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	September 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$ 880.2	$ 1,086.0
Investments	138.4	100.5
Trade receivables, net	698.9	622.8
Inventories	420.8	446.5
Deferred income tax assets	157.4	157.4
Other current assets	70.3	57.0

Total current assets	2,366.0	2,470.2
Property, plant and equipment, net	799.7	788.8
Intangible assets, net	349.5	331.5
Goodwill	551.2	552.1
Long term deferred income tax assets	153.7	118.8
Other assets	43.4	39.2

Total assets	$ 4,263.5	$ 4,300.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 117.0	$ 146.1
Short term borrowings	818.3	1,326.8
Current maturities of long term debt	4.6	8.5
Other current liabilities	906.0	751.6

Total current liabilities	1,845.9	2,233.0

Long term debt, net of current maturities	68.6	75.0
Long term deferred income tax liabilities	100.6	108.4
Other long term liabilities	311.9	292.7
Contingencies
Shareholders' equity:
Common shares	42.6	42.5
Additional paid-in capital	536.1	512.0
Accumulated other comprehensive income	112.2	135.8
Deferred compensation	(3.8)	(7.5)
Retained earnings	1,466.3	951.2
Treasury shares, at cost	(216.9)	(42.5)

Total shareholders' equity	1,936.5	1,591.5

Total liabilities and shareholders' equity	$ 4,263.5	$ 4,300.6

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Diluted earnings per common share	$0.62	$0.49	$2.20	$1.49
as reported
Less:
Tax benefits from resolution of
significant tax audit issues and
amended returns	--	--	0.18	--

Diluted earnings per common share,
excluding tax benefits above	$0.62	$0.49	$2.02	$1.49

	2004 Financial Guidance
	Lower Estimate	Higher Estimate
Expected diluted earnings per common	$2.70	$2.73
share on same basis as reported
Less:
Tax benefits from resolution of
significant tax audit issues and
amended returns	0.18	0.18

Expected diluted earnings per common
share, excluding tax benefits above	$2.52	$2.55

Diluted earning per common share excluding tax benefits and expected diluted earnings per common share excluding tax benefits are non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon’s core business activities and to enhance the overall understanding of Alcon’s performance and future prospects.

_________________

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “hope,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com